

Rule 12g3-2(b) File No. 82-5190

Media release

15 percent sales increase despite demanding market environment – Future core businesses developing favorably – Considerable loss at Display Technology and extraordinary items burden consolidated results – Proposed repayment of capital via reduction of par value in the amount of CHF 14 per share

Pfäffikon SZ, March 22, 2005 – In the 2004 financial year, Unaxis recorded a 15 percent increase in sales to CHF 1,850 million (2003: CHF 1,610 million). With the exception of Data Storage Solutions, all segments contributed to this rise in sales by registering double-digit growth rates. Growth impulses came primarily from the Asian region, so that in 2004 Asia for the first time represented the most important sales region for Unaxis with a 44 percent share of consolidated revenues. Due to cyclical fluctuations in certain market segments, the CHF 1,778 million worth of orders received was roughly unchanged versus the prior-year level (2003: CHF 1,788 million).

Future core business developing favorably

The company's future core business, related to Thin Film and Vacuum Technology, developed in a generally favorable manner during the past financial year. The relevant segments – Coating Services (Balzers), Vacuum Solutions (Leybold Vacuum), Data Storage Solutions as well as Components and Special Systems (Optics and Space Technology) – saw sales increase to CHF 1,283 million (2003: CHF 1,182 million) and on the whole recorded an operating profit of CHF 121 million (2003: CHF 119 million).

Coating Services (Balzers) in 2004 enjoyed a 16 percent increase in sales to CHF 367 million and, with an EBIT of CHF 57 million, once again registered good results (2003: CHF 43 million). Last year, the segment opened five new coating centers, thereby expanding its worldwide network to what is now a total of 61 locations.

Vacuum Solutions (Leybold Vacuum) achieved a 10 percent increase in sales to CHF 379 million last year, but its operating earnings of CHF 5 million (2003: CHF 11 million) did not meet expectations in terms of profitability. A restructuring of the manufacturing processes at the Cologne facility has had an initial positive impact on productivity.

Unaxis Management Inc.
Churerstrasse 120
P.O. Box
CH-8808 Pfäffikon SZ

Telephone +41 58 360 96 96
Fax +41 58 360 91 96
www.unaxis.com

Data Storage Solutions, following its outstanding results in the previous year, experienced a 29 percent decline to CHF 208 million in 2004 sales. Its operating earnings stood at CHF 14 million (2003: CHF 37 million). The segment recorded good sales of its PARAGON production system for DVD RW, as well as the FUSION DVD R replication line that was developed in collaboration with Mitsubishi Chemicals.

Components and Special Systems can look back on an extremely good 2004 financial year, mainly thanks to the achievements at the Optics division. Sales rose by 44 percent to CHF 328 million and operating earnings increased to CHF 44 million (2003: CHF 28 million). Optics benefited in particular from the ongoing boom in demand for rear-projection televisions. Space Technology (Contraves Space), despite the generally difficult market environment, can be satisfied with the past financial year. Once again, Space Technology contributed significantly to a number of European outer space missions, among others the successful Cassini / Huygens research voyage to Saturn's moon Titan.

Significant operative progress at future Semiconductor Equipment segment

Unaxis' future Semiconductor Equipment segment, comprised of the Wafer Processing and Assembly & Packaging (ESEC) divisions, increased its sales by 42 percent to CHF 462 million. Before restructuring costs and impairments, the segment recorded a nearly breakeven operating result of CHF –5 million (2003: CHF –73 million). The segment will be restructured and developed into an independent supplier of semiconductor manufacturing equipment so that it can independently exercise its strategic and operative options. *Wafer Processing* in 2004 once again focused its business activities on profitable niches. Thus its market share in photomask etching equipment continued to expand, and the VERSALINE deposition and etching system for laboratory applications and medium-scale production runs was successfully introduced to the market. Operating efficiency was heightened through the use of unified product platforms and the division's new procurement strategy. *Assembly & Packaging* enjoyed strong sales during the first half of 2004, particularly in the area of die attach. However, Assembly & Packaging was confronted in the second half with both a market-related downturn in demand and considerable pressure on prices.

Unaxis Management Inc.
Churerstrasse 120
P.O. Box
CH-8808 Pfäffikon SZ

Telephone +41 58 360 96 96
Fax +41 58 360 91 96
www.unaxis.com

Heavy loss due to Display Technology and extraordinary items

The financial risks associated with the display-related projects, which were significantly higher than originally expected, placed a heavy burden on the company's 2004 financial results. Before restructuring costs and impairments, Unaxis incurred an operating loss of CHF –137 million for the 2004 financial year. Including restructuring costs of CHF 40 million, goodwill impairments of CHF 150 million related to Assembly & Packaging, as well as impairment charges at Display Technology amounting to CHF 39 million, an EBIT loss of CHF –366 million (2003: CHF 16 million) resulted at the Group level. Display Technology will be restructured and potentially sold.

Investments in product innovation and market development

In 2004, Unaxis spent CHF 180 million on research and development, a 17 percent increase over the previous year. Investments in fixed and intangible assets rose to CHF 240 million (2003: CHF 98 million), mainly due to the expansion of Coating Services' global network of coating centers as well as to the additional goodwill resulting from the merger with ESEC (CHF 109 million).

Healthy balance sheet and substantial net liquidity

Unaxis in 2004 generated positive cash flow from operating activities in the amount of CHF 102 million. Due to the net investment outflow of CHF 123 million as well as dividend payments, net liquidity declined by CHF 57 million to stand at CHF 625 million on 12/31/2004 (12/31/2003: CHF 682 million). Shareholders' equity eased to CHF 1,216 million (2003: CHF 1,488 million), which represents an equity ratio of 50 percent.

Despite the unsatisfactory financial results for 2004, Unaxis remains on course in the majority of its business activities. The Board of Directors and Executive Board are convinced that the strategic and operative measures introduced to date are laying the foundation for the profitable and sustainable development of the Group.

Unaxis Management Inc. Telephone +41 58 360 96 96
Churerstrasse 120 Fax +41 58 360 91 96
P.O. Box www.unaxis.com
CH-8808 Pfäffikon SZ

Outlook for the 2005 financial year

In 2005, the markets for Unaxis' future core business of Thin Film and Vacuum Technology should develop in a generally favorable manner. These activities are to be broadened and made more profitable through geographic expansion, increased organic growth and the development of new areas of application.

Coating Services will benefit from continuing demand for coating services and thereby expand its market position even further in 2005. The segment plans to open eight new centers this year as well as launch three new coating products. Vacuum Solutions expects to grow at an above-average pace and, with the goal of achieving a significant increase in profitability, will initiate a restructuring project. Data Storage Solutions anticipates that market demand will recover in the second half of 2005. During the course of the year, the segment intends to introduce new technologies such as DVD R Double Layer, as well as expand its position in the hard disk area by offering an improved range of products. Due to an anticipated decline in the assembly business for Optics, the Components and Special Systems segment reckons that its course of business in 2005 will be slower than in the very good previous year. Nevertheless, Optics will solidify its leading market position in projection display by achieving a higher level of efficiency, as well as expand its position in the market segments for lighting as well as sensors and instruments through the introduction of new applications. Space Technology in 2005 will continue to develop its core payload fairings business and strengthen its position in the commercial market by means of new projects.

The Semiconductor Equipment segment reckons that 2005 will witness stagnation in the semiconductor market, a tendency that is likely to have an impact on the course of business particularly at Assembly & Packaging. On the other hand, the market segments of relevance to Wafer Processing should continue to develop favorably. Assembly & Packaging is going on the assumption that demand for die bonders will remain weak in 2005, but that some of the slack will be taken up by increased sales of wire bonders. The division's competitiveness is to be further improved through the phased build-up of production capacity in Asia. The prospects for Unaxis' semiconductor-related activities remain intact over the long term.

Unaxis Management Inc.
Churerstrasse 120
P.O. Box
CH-8808 Pfäffikon SZ

Telephone +41 58 360 96 96
Fax +41 58 360 91 96
www.unaxis.com

Proposals to the General Meeting

Due to the heavy consolidated loss incurred in the 2004 financial year, the Board of Directors will propose at the upcoming General Meeting that payment of a dividend be waived. However, in view of the company's high level of liquidity, the Board will propose a reduction of par value of each Unaxis share from CHF 20 to CHF 6 and that shareholders in turn receive a payment of CHF 14 per share. This reduction in par value is a means of capital repayment that is advantageous for shareholders from a tax point of view.

Unaxis' currently valid corporate statutes release shareholders who own more than 33 1/3 percent of its outstanding voting rights from the obligation under Article 32 of Stock Exchange Act to make a public tender offer for the remaining shares of the company ("Opting Out"). The Board of Directors is of the view that opting out is no longer compatible with modern corporate governance practices and therefore will propose that the afore-mentioned clause be abrogated. The intent in so doing is to enhance the attractiveness of Unaxis' shares, which ultimately is in the best interest of all shareholders. Unaxis is the only company included in the Swiss Market Index (SMI) to have an Opting Out clause.

After their terms of office expire, Dr. Willy Kissling and Dr. Pius Baschera will not stand for reelection to the Board of Directors. As of the general meeting of shareholders on April 26, 2005, the former Vice Chairman, Dr. Markus Rauh, will take over as Chairman of the Board. The Board of Directors will present a proposal at the General Meeting for the election of additional Board members and publish this proposal accordingly.

This media release is based on information currently available to management. The forward-looking statements contained herein could be substantially impacted by risks and influences that are not foreseeable at present, so that actual results may vary materially from those anticipated, expected, or projected.

Attachment: Key figures tables

The complete annual report can be accessed at www.unaxis.com

Unaxis Management Inc. Telephone +41 58 360 96 96
Churerstrasse 120 Fax +41 58 360 91 96
P.O. Box www.unaxis.com
CH-8808 Pfäffikon SZ

For further information, please contact:

Unaxis Management Inc.
Media Relations
Nicolas Weidmann
Tel. +41 58 360 96 05
Fax +41 58 360 91 93
E-mail media.relations@unaxis.com

Unaxis Management Inc.
Investor Relations
Dr. Philipp Gamper
Tel. +41 58 360 96 22
Fax +41 58 360 91 93
E-mail investor.relations@unaxis.com

Note for media representatives and analysts:

Media conference	Tuesday, March 22, 2005	10:00 a.m.
Analyst conference	Tuesday, March 22, 2005	02:00 p.m.
Location	SWX Swiss Exchange, Selnaustrasse 30, Zurich	

Group profile

	Thin film and vacuum technology					Semiconductor technology		
Segments	Coating Services	Vacuum Solutions	Data Storage Solutions	Components and Special Systems		Semiconductor Equipment		
Divisions				Optics	Space Technology	Wafer Processing	Assembly & Packaging	Display Technology
Markets	Balzers	Leybold Vacuum	Unaxis	Unaxis	Contraves Space	Unaxis	ESEC	Unaxis

Unaxis – a globally leading high-tech company

Unaxis (SWX: UNAX) is a globally leading provider of production systems, components, and services for high-technology products based on core competencies in thin film and vacuum technology. Unaxis' commercial activities center on high-growth sectors such as protective coatings for precision tools and components (Coating Services), systems for producing vacuum and conveying process gases (Vacuum Solutions), production systems for data storage devices (Data Storage Solutions), optical components (Optics), and aerospace technology (Space Technology). Unaxis also deploys its core competencies as a major provider of semiconductor technology (Semiconductor Equipment). Unaxis currently employs approximately 6,800 individuals and, in its 2004 financial year, achieved sales of CHF 1,850 million. The company, headquartered in Pfäffikon SZ, Switzerland, has a globe-spanning infrastructure that encompasses centers of competency for research, development, and production in Europe, Asia, and the USA, as well as approximately 80 subsidiaries in 24 countries.

Key figures 2004: Consolidated total

	2004 in CHF million	2003 in CHF million	2004 in EUR million
Orders received	1,778	1,788	1,151
Orders on hand	494	575	320
Sales	1,850	1,610	1,198
Sales by destination			
Japan and Asia/Pacific	817	655	529
Europe	701	674	454
America	327	271	212
Other	6	10	4
EBITDA	-41	157	-26
Operating result before restructuring costs and impairments	-137	9	-89
Operating result (EBIT)	-366	16	-237
as % of sales	-20%	1%	-20%
Other result	37	37	24
Financial result	-17	-8	-11
Result before taxes	-345	45	-224
Net loss/income for the period	-378	32	-245
Total assets	2,411	2,550	1,562
Shareholders' equity	1,216	1,488	788
as % of total assets	50%	58%	50%
Net liquidity	625	682	405
as % of shareholders' equity	51%	46%	51%
Net assets[1]	756	1,032	490
Investments in fixed and intangible assets[2]	240	98	156
Impairment loss on goodwill	150	0	97
Research and development	180	154	117
Personnel expense	628	595	407
Number of employees at year-end	6,844	6,456	6,844

Quarterly developments – consolidated

in CHF million	2004					2003				
	Q1-Q4	Q4	Q3	Q2	Q1	Q1-Q4	Q4	Q3	Q2	Q1
Orders received	1,778	313	375	511	579	1,788	642	383	389	374
Orders on hand	494	494	537	659	692	575	575	406	413	417
Sales	1,850	347	496	538	469	1,610	462	388	394	366

[1] Net assets include operating current and non-current assets (excluding cash, cash equivalents and financial investments) less operating liabilities (excluding financial debt as well as pension plan, tax and other provisions not related to EBIT).

[2] Including additional goodwill of CHF 109 million from the merger with ESEC.

Unaxis Management Inc.
Churerstrasse 120
P.O. Box
CH-8808 Pfäffikon SZ

Telephone +41 58 360 96 96
Fax +41 58 360 91 96
www.unaxis.com

Key figures 2004: Coating Services (Balzers) segment

in CHF million	2004					2003				
	Q1-Q4	Q4	Q3	Q2	Q1	Q1-Q4	Q4	Q3	Q2	Q1
Sales	367	96	89	94	88	315	81	75	82	78

in CHF million	2004	2003
EBITDA	98	83
as % of sales	27%	26%
Operating result (EBIT)	57	43
as % of sales	16%	14%
as % of net assets (RONA)	24%	20%
Net assets[1]	237	208

Key figures 2004: Vacuum Solutions (Leybold Vacuum) segment

in CHF million	2004					2003				
	Q1-Q4	Q4	Q3	Q2	Q1	Q1-Q4	Q4	Q3	Q2	Q1
Orders received	365	87	93	92	94	365	94	84	99	88

in CHF million	2004					2003				
	12/31	Q4	Q3	Q2	Q1	12/31.	Q4	Q3	Q2	Q1
Orders on hand	36	36	38	52	55	51	51	47	51	37

in CHF million	2004					2003				
	Q1-Q4	Q4	Q3	Q2	Q1	Q1-Q4	Q4	Q3	Q2	Q1
Sales	379	88	107	94	91	345	89	88	86	83

in CHF million	2004	2003
EBITDA	15	20
as % of sales	4%	6%
Operating result (EBIT)	5	11
as % of sales	1%	3%
as % of net assets (RONA)	4%	10%
Net assets[1]	123	114

Unaxis Management Inc. Telephone +41 58 360 96 96
Churerstrasse 120 Fax +41 58 360 91 96
P.O. Box www.unaxis.com
CH-8808 Pfäffikon SZ

Key figures 2004: Data Storage Solutions segment

in CHF million	2004					2003				
	Q1-Q4	Q4	Q3	Q2	Q1	Q1-Q4	Q4	Q3	Q2	Q1
Orders received	**170**	18	28	58	66	293	64	58	98	74

in CHF million	2004					2003				
	12/31	Q4	Q3	Q2	Q1	12/31	Q4	Q3	Q2	Q1
Orders on hand	**12**	12	25	33	52	52	52	70	99	92

in CHF million	2004					2003				
	Q1-Q4	Q4	Q3	Q2	Q1	Q1-Q4	Q4	Q3	Q2	Q1
Sales	**208**	30	36	76	66	293	80	88	90	35

in CHF million	2004	2003
EBITDA	**20**	56
as % of sales	**10%**	19%
Operating result (EBIT)	**14**	37
as % of sales	**7%**	13%
as % of net assets (RONA)	**17%**	39%
Net assets[1]	**78**	96

Unaxis Management Inc.
Churerstrasse 120
P.O. Box
CH-8808 Pfäffikon SZ

Telephone +41 58 360 96 96
Fax +41 58 360 91 96
www.unaxis.com

Key figures 2004: Components and Special Systems segment

in CHF million	2004					2003				
	Q1-Q4	Q4	Q3	Q2	Q1	Q1-Q4	Q4	Q3	Q2	Q1
Orders received										
Optics	**207**	16	36	85	70	160	62	43	27	28
Space Technology (Contraves Space)	**102**	18	31	11	43	83	40	17	9	17
Total	**309**	34	67	96	112	243	103	60	35	45

in CHF million	2004					2003				
	12/31	Q4	Q3	Q2	Q1	12/31	Q4	Q3	Q2	Q1
Orders on hand										
Optics	**35**	35	72	103	80	61	61	45	34	31
Space Technology (Contraves Space)	**149**	149	171	172	177	144	144	141	143	150
Total	**184**	184	243	275	258	205	205	185	177	181

in CHF million	2004					2003				
	Q1-Q4	Q4	Q3	Q2	Q1	Q1-Q4	Q4	Q3	Q2	Q1
Sales										
Optics	**231**	50	67	61	52	124	44	32	23	25
Space Technology (Contraves Space)	**98**	40	32	16	10	104	36	19	16	32
Total	**328**	91	99	77	62	228	80	51	39	57

in CHF million	**2004**	2003
EBITDA	**60**	45
as % of sales	**18%**	20%
Operating result (EBIT)	**44**	28
as % of sales	**13%**	12%
as % of net assets (RONA)	**328%**	135%
Net assets[1]	**13**	21

Unaxis Management Inc.
Churerstrasse 120
P.O. Box
CH-8808 Pfäffikon SZ

Telephone +41 58 360 96 96
Fax +41 58 360 91 96
www.unaxis.com

Key figures 2004: Semiconductor Equipment segment[3]

in CHF million	2004					2003				
	Q1-Q4	Q4	Q3	Q2	Q1	Q1-Q4	Q4	Q3	Q2	Q1
Orders received										
Wafer Processing	**203**	29	67	58	49	179	78	27	31	43
Assembly & Packaging (ESEC)	**234**	27	28	91	87	200	81	44	33	42
Display Technology	**129**	21	3	21	84	183	140	33	8	2
Total	**567**	78	98	171	220	562	299	104	73	86

in CHF million	2004					2003				
	12/31	Q4	Q3	Q2	Q1	12/31	Q4	Q3	Q2	Q1
Orders on hand										
Wafer Processing	**71**	71	99	79	82	66	66	37	54	63
Assembly & Packaging (ESEC)	**14**	14	19	53	54	47	47	27	14	18
Display Technology	**176**	176	112	167	191	153	153	38	17	25
Total	**261**	261	230	299	327	267	267	102	84	106

in CHF million	2004					2003				
	Q1-Q4	Q4	Q3	Q2	Q1	Q1-Q4	Q4	Q3	Q2	Q1
Sales										
Wafer Processing	**195**	54	47	59	36	161	47	43	42	30
Assembly & Packaging (ESEC)	**267**	32	62	92	82	165	59	29	36	41
Display Technology[4]	**105**	-43	57	46	46	94	25	12	16	41
Total	**568**	42	166	196	163	420	131	85	94	111

in CHF million	**2004**	2003
EBITDA	**-220**	-47
as % of sales	**-38%**	-11%
Operating result (EBIT)	**-468**	-98
as % of sales	**-82%**	-23%
as % of net assets (RONA)	**-194%**	-19%
Net assets[1]	**242**	530

[3] As of January 1, 2005, Display Technology is no longer included in the Semiconductor Equipment segment.
[4] Due to the findings of a year-end reassessment of risks as well as the estimation of anticipated contract-related costs yet to be incurred, the Display Technology division has restated its sales that were reported according to the percentage of completion (POC) method. That resulted in negative sales of CHF 43 million in the fourth quarter of 2004.

Unaxis Management Inc.
Churerstrasse 120
P.O. Box
CH-8808 Pfäffikon SZ

Telephone +41 58 360 96 96
Fax +41 58 360 91 96
www.unaxis.com